EXHIBIT 1
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                                   [Desc Logo]

                             NOTICE TO SHAREHOLDERS

                               DESC, S.A. DE C.V.

The Annual General Ordinary and Extraordinary Shareholders Meeting of DESC, S.A. de C.V., held on April 25, 2002, declared a cash dividend in the amount of 29 Mexican cents per currently outstanding share, payable in four quarterly installments on July 2002, October 2002, January 2003, and April 2003, for the equivalent of 7.25 Mexican cents per share.

The shareholders may receive the second  installment of said dividend,  equal to
7.25 Mexican cents per share, beginning on October 24th, 2002, at the offices of the corporation located at Paseo de los Tamarindos 400-B, 27th Floor, Col. Bosques de las Lomas, 05120, Mexico, D.F., against delivery of coupon 17 of the presently outstanding certificates. Shareholders whose shares are deposited in credit institutions or securities firms shall receive their dividends through said institutions or brokerage firms.

Such dividend comes from the Consolidated Net Tax Profit Account ("Cuenta de Utilidad Fiscal Neta Consolidada") of the Corporation. Individuals ("personas fisicas") residents in Mexico are advised that, as of January 1, 2002, they must accumulate to their income any dividends received, according to the provisions set forth in Article 165 of the Mexican Federal Income Tax Law ("Ley del Impuesto Sobre la Renta").



                Mexico City, Federal District, October11th, 2002.

                            /s/ Ernesto Vega Velasco

                              ERNESTO VEGA VELASCO
                       SECRETARY OF THE BOARD OF DIRECTORS








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